Filed by CH2M Hill Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M Hill Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M Hill Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

CH2M and Jacobs:

Together the full complement.

Overarching Message: Together the full complement.

Together, we create a premier global consulting, design, engineering, construction, operations and maintenance firm with a common purpose/ vision of providing innovative solutions for a more connected, sustainable world.

Key Message 1:

Our first priority is uninterrupted service to our clients to deliver on our commitments to serve, as we always have, and are pledged to continue.

Key Message 2:

Full complement of respective strengths, with Jacobs investing in CH2M services, and minimal overlap.

Key Message 3:

Combined winner

Supporting Points for Message 1

We’ve reached a definitive agreement for CH2M to be acquired by Jacobs in a complementary business combination that we believe presents a compelling value proposition for clients, stockowners and other stakeholders. News release

Our first priority is uninterrupted service, to deliver our commitments to serve you with distinction.

We are very enthusiastic about the prospect of joining forces, because it’s a combination to bring you best-in-class talent, solutions, technical excellence and delivery available in our industry.

We expect to complete the transaction before the end of this calendar year, and until then, we will operate as separate companies and it is business in usual in client service and pursuits.

We remain dedicated to serving you. We plan to distinguish ourselves through our client services. We have established a joint integration planning team comprised of leaders from both companies. Together, we are determined that this transition must not disrupt the services we provide. You have our firm commitment to a smooth transition focused on bringing you all of the advantages our combination has to offer.

Supporting Points for Message 2

Environmental & Nuclear: CH2M’s leadership in nuclear remediation and our full service environmental capabilities, combined with Jacobs’s complementary presence in nuclear facilities, create a leader in nuclear and environmental solutions.

Water: CH2M’s leading position, combined with Jacobs’s global client base and footprint will help us provide a superior position to profitably grow.

Transportation is a high growth industry, and one in which resources are constrained due to the increasing magnitude of infrastructure needs globally. Combined, we can tackle mega- programs spanning aviation, highways, rail, transit and ports - anywhere in the world.

Oil. Gas and Chemicals: Jacobs’s leading global position, significant resources and long-term client relationships will help us to deliver even more to our valued clients.

Life Sciences and Semiconductor: CH2M and Jacobs are respectively considered global leaders, and together we should have the ability to deliver complementary solutions that will provide significant growth opportunities for our people and the combined company.

Program Management and Construction Management skills are in demand globally as the scale of projects and programs continue to grow. Both companies have complementary strengths in this area, and combined we believe we will create even better opportunities for our people to work on some of the world’s most exciting programs while leveraging CH2M’s iconic projects, tools and processes.

National governments: Jacobs’s deep relationships and significant technology, and management and operations expertise are different than CH2M’s. Combined, we are able to bring more capability to even more government clients.

General buildings: Jacobs is particularly strong in general buildings. Their capabilities will enable us to bring that offering to all of our clients, particularly government clients.

Supporting Points for Message 3

This combination is not just to be bigger. but better for clients, uniting two industry- leading, innovative companies with highly complementary capabilities.

Both companies transformed for the better, with strategies focused on clients. sustainability and world-class delivery. Our expectation is that both will be performing, growing profitability and poised to win together.

Proof: Reports & proforma

Technical excellence and thought leadership of both firms spark more innovation together.

Aim: differentiated, superior value proposition for clients globally, bringing the best combination of talent and solutions.

In areas that matter most, our companies have a lot in common. Our shared values include safety, integrity and ethics, a focus on long-term client relationships, delivering on promises, sustainability, and having the best talent in the industry.

We’re confident about the great prospects it presents to address your needs with even greater value and distinction, building on the respective strengths and differentiated solutions our companies stand to deliver.

A winning combination.

Clients

Clients of CH2M, shared and distinctive capabilities

Objectives

•        Alleviate concerns about service disruption

•        Recognize questions and address concerns

•        Identify potential conflicts (contractual)

•        Build trust and buy in

•        Foster follow up and ongoing engagement

•        Retain and grow business

•        Dispel rumors and grapevine chatter

•        Disarm competitors

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see Jacobs’s Annual Report on Form 10-K for the period ended September 30, 2016 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors’ discussion thereunder as well as Jacobs’s and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.